EXHIBIT 99.08

Chunghwa Telecom announces its operating results for April 2017s

Date of events: 2017/05/10

1.Date of occurrence of the event:2017/05/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for April

2017	was NT$18.55 billion, a 0.3 % increase year-over-year. Operating costs and expense were NT$13.99 billion, a 0.4% increase year-over-year. Operating income was NT$4.56 billion, a 0.1% increase year-over-year. Pretax income was NT$4.64 billion, a 0.7% increase year-over-year. Net income attributable to stockholders of the parent company was NT$3.8 billion, a 0.7% increase year-over-year, and EPS was NT$0.49.

Accumulated till the end of April, total revenue was NT$73.09 billion, a 3.1% decrease year-over-year. Operating income was NT$16.09 billion, a 12.2% decrease year-over-year. Pretax income was NT$16.44 billion, a 13.0% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$13.39 billion and EPS was NT$1.73. Additionally, accumulated operating income, pretax income and EPS exceeded the second quarter guidance.

In April, mobile communications business revenue was flat year-over-year. Value-added service revenue increased driven by the growth of 4G and mobile internet subscriber base, and sales of goods sold also increased. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from the market competition and VoIP substitution.

Internet revenue increased year-over-year. Broadband access revenue decreased year-over-year while MOD revenue increased year-over-year. Local revenue decreased as well because of mobile and VoIP substitution. ICT project revenue decreased year-over-year.

Operating costs and expenses in April slightly increased year-over-year mainly due to the increase of interconnection expense and cost of goods sold expense.

6.Countermeasures:None

7.Any other matters that need to be specified:None